**ING Life Insurance and Annuity Company**
**and its**
**Variable Annuity Account C**

**ING Educator's Direct**

**Supplement dated September 11, 2009 to the Contract Prospectus and**
**Contract Prospectus Summary each dated May 1, 2009, as amended**

**State of Delaware 403(b) Plan**

The referral incentive program for Educator's Direct participants referenced in the August 27, 2009 Supplement is currently not available.